Exhibit 99.1

Materialise Reports Fourth Quarter and Full Year 2019 Results

LEUVEN, Belgium--(BUSINESS WIRE)—March 4, 2020 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the fourth quarter and full year ended December 31, 2019.

Highlights – Fourth Quarter and Full Year 2019

Fourth Quarter 2019:

●	Total revenue increased 3.5% to 50,712 kEUR for the fourth quarter of 2019 compared to the 2018 period.
●	Adjusted EBITDA increased 28.0% to 7,749 kEUR for the fourth quarter of 2019 compared to the 2018 period.
●	Net profit for the fourth quarter of 2019 was 1,327 kEUR, or 0.03 EUR per diluted share, compared to 525 kEUR, or 0.01 EUR per diluted share, for the same period last year.

Full Year 2019:

●	Total revenue increased 6.5% to 196,679 kEUR for 2019 from 184,721 kEUR for 2018.
●	Adjusted EBITDA increased 13.3% to 26,656 kEUR for 2019 from 23,526 kEUR for 2018.
●	Total deferred revenue from annual software sales and maintenance contracts increased by 5,061 kEUR to 27,667 kEUR from 22,606 kEUR at the end of 2018.
●	Net profit for 2019 was 1,724 kEUR, or 0.03 EUR per diluted share, compared to 3,027 kEUR, or 0.06 EUR per diluted share, last year.

Executive Chairman Peter Leys commented, “In 2019 we increased our revenues by almost 12 million EUR and grew our deferred revenues from software license and maintenance fees by an additional 5 million EUR. Our Adjusted EBITDA rose by more than 13% to 26,7 million EUR. Materialise Software and Materialise Medical both achieved record quarterly revenues while Materialise Manufacturing experienced headwinds from a difficult macro-environment. We closed 2019 with cash and cash equivalents on our balance sheet totaling almost 129 million EUR, an increase of 13 million EUR compared to year-end 2018. We believe our continued solid and profitable growth and financial strength position us well to expand our existing business and capture new growth opportunities as our company enters its fourth decade and the additive manufacturing market continues to develop.”

Fourth Quarter 2019 Results

Total revenue for the fourth quarter of 2019 increased 3.5% to 50,712 kEUR compared to 49,014 kEUR for the fourth quarter of 2018. Adjusted EBITDA increased to 7,749 kEUR from 6,052 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the fourth quarter of 2019 was 15.3% compared to 12.3% for the fourth quarter of 2018.

Revenue from our Materialise Software segment increased 20.7% to 12,124 kEUR for the fourth quarter of 2019 from 10,044 kEUR for the same quarter last year. Segment EBITDA increased to 5,026 kEUR from 2,969 kEUR while the segment EBITDA margin was 41.5% compared to 29.6% for the prior-year period.

Revenue from our Materialise Medical segment increased 14.1% to 17,209 kEUR for the fourth quarter of 2019 compared to 15,081 kEUR for the same period in 2018, including the impact of Engimplan, the Brazil-based manufacturer of orthopedic and cranio-maxillofacial (CMF) implants and instruments in which we acquired a 75% stake on August 1 2019. Compared to the fourth quarter of 2018, revenues from medical devices and services grew 16.9%. Revenues from our medical software grew 8.0% and deferred revenue from license and maintenance fees within the segment increased by 926 kEUR compared to the fourth quarter of 2018. Segment EBITDA was 3,468 kEUR compared to 3,593 kEUR while the segment EBITDA margin was 20.1% compared to 23.8% for the fourth quarter of 2018.

Revenue from our Materialise Manufacturing segment decreased 11.0% to 21,295 kEUR for the fourth quarter of 2019 from 23,926 kEUR for the fourth quarter of 2018. Segment EBITDA decreased to 1,761 kEUR from 1,983 kEUR while the segment EBITDA margin remained flat at 8.3%.

Gross profit was 28,578 kEUR, or 56.4% of total revenue, for the fourth quarter of 2019 compared to 27,261 kEUR, or 55.6% of total revenue, for the fourth quarter of 2018.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 0.6% to 27,462 kEUR for the fourth quarter of 2019 from 27,290 kEUR for the fourth quarter of 2018.

Net other operating income increased to 1,474 kEUR compared to 810 kEUR for the fourth quarter of 2018.

Operating result increased to 2,589 kEUR from 781 kEUR for the fourth quarter of 2018.

Net financial result was (558) kEUR compared to (420) kEUR for the fourth quarter of 2018. The share in loss of joint venture amounted to (147) kEUR compared to (184) kEUR for the same period in 2018.

The fourth quarter of 2019 contained income tax expenses of (558) kEUR, compared to net tax income of 348 kEUR in the fourth quarter of 2018.

As a result of the above, net profit for the fourth quarter of 2019 was 1,327 kEUR, compared to net profit of 525 kEUR for the same period in 2018. Total comprehensive income for the fourth quarter of 2019, which includes exchange differences on translation of foreign operations, was 1,597 kEUR compared to 507 kEUR for the 2018 period.

Full Year 2019 Results

Total revenues for the year ended December 31, 2019 increased 6.5% to 196,679 kEUR compared to 184,721 kEUR for the year ended December 31, 2018. Excluding the 2,437 kEUR revenue impact of Engimplan, revenues increased 5.2%. Adjusted EBITDA for the year ended December 31, 2019 was 26,656 kEUR, an increase of 13.3% compared to 23,526 kEUR for the year ended December 31, 2018. The Adjusted EBITDA margin increased to 13.6% from 12.7% in 2018.

Revenues from our Materialise Software segment increased 11.4% to 41,654 kEUR for the year ended December 31, 2019 compared to 37,374 kEUR for the year ended December 31, 2018. The segment EBITDA margin was 33.2% in 2019 compared to 30.9% in 2018.

Revenues from our Materialise Medical segment grew by 16.4% for the year ended December 31, 2019 to 60,809 kEUR from 52,252 kEUR for the year ended December 31, 2018. Medical software growth was 13.9%, and revenues from medical devices and services increased 17.6%, including Engimplan’s impact. The segment EBITDA margin was 17.7% in 2019, compared to 19.6% in 2018.

Revenues from our Materialise Manufacturing segment decreased 0.8% to 94,156 kEUR for the year ended December 31, 2019 from 94,956 kEUR for the year ended December 31, 2018. The segment EBITDA margin increased from 11.4% for 2018 to 12.9% in 2019.

Operating profit improved 1,852 kEUR to 7,016 kEUR for the year ended December 31, 2019 from 5,164 kEUR. The increased net financial expenses of 1,070 kEUR and increased income tax expenses of 2,170 kEUR impacted our net result. Accordingly, net profit decreased to 1,724 kEUR for 2019 compared to 3,027 kEUR for 2018.

At December 31, 2019, we had cash and equivalents of 128,897 kEUR compared to 115,506 kEUR at December 31, 2018. Gross debt amounted to 127,939 kEUR (including 5,160 kEUR of lease liabilities recognized under the new accounting standard IFRS 16), compared to 106,037 kEUR at December 31, 2018.

Cash flow from operating activities for the year ended December 31, 2019 was 28,402 kEUR compared to 28,320 kEUR in the year ended December 31,2018. Total capital expenditures for the year ended December 31, 2019 amounted to 15,665 kEUR. This amount included 1,070 kEUR of capitalized R&D expenditures from medical programs.

Net shareholders’ equity at December 31, 2019 was 142,675 kEUR compared to 135,989 kEUR at December 31, 2018.

Note on Comparability

As a result of the implementation of the new accounting standard IFRS 16, we recognized additional lease assets and liabilities in the amount of 4,998 kEUR at January 1, 2019. At the end of the year ended December 31, 2019, the total commitment of lease assets and liabilities amounted to 5,025 kEUR. Our Adjusted EBITDA for the year ended December 31, 2019 was affected positively by the new standard as a result of the rental payments decrease of 2,580 kEUR; however, our operating profit was impacted by (18) kEUR as depreciation expenses increased by 2,597 kEUR. For the fourth quarter of 2019 our Adjusted EBITDA was affected positively by 641 kEUR, while our operating profit was impacted by (93) kEUR and depreciation expenses increased by 735 kEUR.

2020 Guidance

Mr. Leys concluded, “The additive manufacturing market continues to evolve, with new applications steadily finding their way to market. We intend to continue positioning Materialise to benefit from these promising growth opportunities in the coming years. In 2020, we will dedicate significant attention to supporting the development of a wide variety of meaningful end part applications with our generic software tools, and, more specifically, to growing a select number of key applications Materialise is more directly involved in. In our Materialise Software segment, we intend to maintain our leadership position in the existing service bureau market and to grow our position in the expanding end part manufacturing market through both innovation and strategic partnerships. In our Materialise Medical segment, we intend to continue penetrating the hospital market with our software tools and simultaneously driving the next stage of innovation in the orthopaedic, CMF and cardiovascular markets. In our Materialise Manufacturing segment, we will increasingly focus on complex and unique parts, in general, and on the growth of our wearables and aviation initiatives, in particular.

“For fiscal 2020, which has started with some unexpected challenges for businesses worldwide in connection with the COVID-19 virus, we expect to report consolidated revenue between 202,000 kEUR – 215,000 kEUR, with growth coming primarily from our Materialise Software and Materialise Medical segments, and Adjusted EBITDA between 27,500 kEUR – 30,000 kEUR. We expect the amount of deferred revenue we generate from annual licenses and maintenance in 2020 to increase by an amount between 3,000 kEUR – 5,000 kEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.117319, the reference rate of the European Central Bank on December 31, 2019.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2019 on Wednesday March 4, 2020, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

●	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode 7697685#.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2020 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2020), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In 000, except per share amounts	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€
Revenue	56,660	50,712	49,014	196,679	184,721
Cost of sales	(24,730)	(22,134)	(21,753)	(86,972)	(82,299)
Gross profit	31,930	28,578	27,261	109,707	102,422
Gross profit as % of revenue	56.4%	56.4%	55.6%	55.8%	55.4%

Research and development expenses	(6,633)	(5,937)	(5,335)	(23,348)	(22,416)
Sales and marketing expenses	(15,857)	(14,192)	(12,571)	(52,989)	(46,303)
General and administrative expenses	(8,194)	(7,333)	(9,384)	(31,786)	(32,310)
Net other operating income (expenses)	1,646	1,474	810	5,432	3,771
Operating (loss) profit	2,893	2,589	781	7,016	5,164

Financial expenses	(1,156)	(1,035)	(1,308)	(3,682)	(4,864)
Financial income	533	477	888	1,377	3,627
Share in loss of joint venture	(164)	(147)	(184)	(392)	(475)
(Loss) profit before taxes	2,106	1,885	177	4,319	3,452

Income taxes	(623)	(558)	348	(2,595)	(425)
Net (loss) profit for the period	1,483	1,327	525	1,724	3,027
Net (loss) profit attributable to:
The owners of the parent	1,475	1,321	525	1,646	3,027
Non-controlling interest	8	7	–	79	–

Earnings per share attributable to owners of the parent
Basic	0.03	0.03	0.01	0.03	0.06
Diluted	0.03	0.03	0.01	0.03	0.06

Weighted average basic shares outstanding	52,891	52,891	52,882	52,891	49,806
Weighted average diluted shares outstanding	53,797	53,797	53,761	53,779	50,609

Consolidated statement of comprehensive income (Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€

Net profit (loss) for the period	1,483	1,327	525	1,724	3,027
Other comprehensive income
Exchange difference on translation of foreign operations	165	148	(18)	245	(47)
Other comprehensive income (loss), net of taxes	165	148	(18)	245	(47)
Total comprehensive income (loss) for the year, net of taxes	1,648	1,475	507	1,969	2,980
Total comprehensive income (loss) attributable to:
The owners of the parent	1,784	1,597	507	2,102	2,980
Non-controlling interest	(136)	(122)	–	(133)	–

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000	2019	2018
	€	€
Assets

Non-current assets
Goodwill	20,174	17,491
Intangible assets	27,395	26,326
Property, plant & equipment	100,917	92,537
Investments in joint ventures	39
Deferred tax assets	192	315
Other non-current assets	9,391	7,237
Total non-current assets	158,108	143,906

Current assets
Inventories & contracts in progress	12,696	9,986
Trade receivables	40,322	36,891
Other current assets	9,271	6,936
Cash and cash equivalents	128,897	115,506
Total current assets	191,186	169,319
Total assets	349,294	313,225

	As of December 31,	As of December 31,
In 000	2019	2018
	€	€
Equity and liabilities
Equity
Share capital	3,066	3,050
Share premium	138,090	136,637
Consolidated reserves	(195)	(1,848)
Other comprehensive loss	(1.394)	(1,850)
Equity attributable to the owners of the parent	139,567	135,989
Non-controlling interest	3,107	–
Total equity	142,675	135,989

Non-current liabilities
Loans & borrowings	111,100	92,440
Deferred tax liabilities	5,747	6,226
Deferred income	5,031	4,587
Other non-current liabilities	696	868
Total non-current liabilities	122,575	104,121

Current liabilities
Loans & borrowings	16,839	13,598
Trade payables	18,516	18,667
Tax payables	3,363	2,313
Deferred income	27,641	23,195
Other current liabilities	17,686	15,342

Total current liabilities	84,044	73,115
Total equity and liabilities	349,294	313,225

Consolidated statement of cash flows (Unaudited)

	For the twelve months ended December 31,
in 000	2019	2018
	€	€
Operating activities
Net profit for the period	1,724	3,027
Non-cash and operational adjustments
Depreciation of property, plant & equipment	14,339	12,223
Amortization of intangible assets	4,859	5,064
Share-based payment expense	(9)	1,075
Loss (gain) on disposal of property, plant & equipment	165	(83)
Movement in provisions	138	5
Movement reserve for bad debt	121	1,293
Financial income	(1,383)	(581)
Financial expense	3,693	2,172
Impact of foreign currencies	(176)	(299)
Share in loss of a joint venture (equity method)	392	475
(Deferred) income taxes	2,593	425
Other	64	(105)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	216	(3,156)
Decrease (increase) in inventories	(745)	812
Increase in trade payables and other payables	4,196	7,341
Income tax paid & interest received	(1,783)	(1 368)
Net cash flow from operating activities	28,402	28,320

	For the twelve months ended December 31,
in 000	2019	2018
	€	€
Investing activities
Purchase of property, plant & equipment	(13,472)	(18,270)
Purchase of intangible assets	(2,193)	(1,836)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	278	281
Other equity investments in non-listed entities	(281)	(2,671)
Investments in joint ventures	(875)	--
Convertible loan to third party	(2,743)	–
Investments in subsidiary, net of cash acquired	(6,331)	–
Interest received	-	363
Net cash flow used in investing activities	(25,617)	(22,133)

Financing activities
Proceeds from loans & borrowings	29,000	32,554
Repayment of loans & borrowings	(12,126)	(18,820)
Repayment of finance leases	(5,283)	(3,102)
Capital increase in parent company	1,268	60,489
Direct attributable expense of capital increase	–	(4,003)
Interest paid	(2,286)	(1,733)
Other financial income (expense)	208	(150)
Net cash flow from (used in) financing activities	10,782	65,235

Net increase of cash & cash equivalents	13,566	71,422
Cash & cash equivalents at beginning of the year	115,506	43,175
Exchange rate differences on cash & cash equivalents	-173	908
Cash & cash equivalents at end of the period	128,897	115,506

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In 000	2019	2018	2019	2018
	€	€	€	€

Net profit (loss) for the period	1,327	525	1,724	3,027

Income taxes	(558)	(348)	2,595	425
Financial expenses	1,035	1,308	3,682	4,864
Financial income	(477)	(888)	(1,377)	(3,627)
Share in loss of joint venture	147	184	392	475
Depreciation and amortization	5,115	4,753	19,198	17,287

EBITDA	7,705	5,534	26,214	22,451

Non-cash stock-based compensation expense (1)	44	518	302	1,075
Acquisition-related expenses of business combinations (2)		–	140	–

ADJUSTED EBITDA	7,749	6,052	26,656	23,526

(1)	Non-cash stock-based compensation expense represents the cost of equity-settled and cash-settled share-based payments to employees.

(2)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the Engimplan acquisition.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manu- facturing	Total segments	Unallocated (1)(2)	Consoli- dated
	€	€	€	€	€	€

For the three months ended December 31, 2019
Revenues	12,124	17,209	21,295	50,628	84	50,712
Segment EBITDA	5,026	3,468	1,761	10,255	(2,506)	7,749

Segment EBITDA %	41.5%	20.1%	8.3%	20.3%		15.3%

For the three months ended December 31, 2018
Revenues	10,044	15,081	23,926	49,051	(37)	49,014
Segment EBITDA	2,969	3,593	1,983	8,545	(2,492)	6,052

Segment EBITDA %	29.6%	23.8%	8.3%	17.4%		12.3%

In 000	Materialise Software	Materialise Medical	Materialise Manu- facturing	Total segments	Unallocated (1)(2)	Consoli- dated
	€	€	€	€	€	€

For the twelve months ended December 31, 2019
Revenues	41,654	60,809	94,156	196,619	61	196,679
Segment EBITDA	13,812	10,774	12,154	36,740	(10,526)	26,656

Segment EBITDA %	33.2%	17.7%	12.9%	18.7%		13.6%

For the twelve months ended December 31, 2018
Revenues	37,374	52,252	94,956	184,582	139	184,721
Segment EBITDA	11,536	10,252	10,785	32,573	(10,122)	23,526

Segment EBITDA %	30.9%	19.6%	11.4%	17.6%		12.7%

(1)	Unallocated Revenues consists of occasional one-off sales in our core competencies not allocated to any of our segments.

(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added non-cash stock-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In 000	2019	2018	2019	2018
	€	€	€	€

Net profit (loss) for the period	1,327	525	1,724	3,027
Income taxes	558	(348)	2,595	425
Financial cost	1,035	1,308	3,682	4,864
Financial income	(477)	(888)	(1,377)	(3,627)
Share in loss of joint venture	147	184	392	475

Operating profit	2,590	781	7,016	5,164

Depreciation and amortization	5,115	4,753	19,198	17,287
Corporate research and development	456	444	1,798	1,913
Corporate headquarter costs	2,573	2,844	10,547	10,358
Other operating income (expense)	(479)	(277)	(1,819)	(2,149)

Segment EBITDA	10,255	8,545	36,740	32,573